CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(thousands of Canadian dollars)	March 31, 2008	December 31, 2007
Assets
Current assets
Cash	$-	$-
Accounts receivable and other	311,029	215,803
Fair value of risk management contracts [Note 12]	19,647	16,442
Prepaid expenses and deposits	14,507	15,144
Inventories	77,276	58,934
	422,459	306,323

Fair value of risk management contracts [Note 12]	-	-
Property, plant and equipment [Note 3]	4,196,959	4,197,507
Intangible assets [Note 4]	96,083	95,075
Goodwill	859,027	852,778
	$5,574,528	$5,451,683

Liabilities and Unitholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$335,172	$270,243
Cash distribution payable	45,340	44,487
Current portion of convertible debentures [Note 6]	-	24,273
Fair value deficiency of risk management contracts [Note 12]	165,159	131,020
	545,671	470,023

Bank loan	1,330,423	1,279,501
7 7/8% Senior notes	250,099	241,148
Convertible debentures [Note 6]	628,929	627,495
Fair value deficiency of risk management contracts [Note 12]	65,020	35,095
Asset retirement obligation [Note 5]	215,233	213,529
Employee future benefits [Note 11]	12,337	12,168
Deferred credit	657	710
Future income tax	64,806	86,640

Unitholders’ equity
Unitholders’ capital [Note 7]	3,797,061	3,736,080
Equity component of convertible debentures	33,101	39,537
Contributed surplus [Note 8]	6,433	-
Accumulated income	246,519	246,865
Accumulated distributions	(1,475,515)	(1,340,349)
Accumulated other comprehensive loss	(146,246)	(196,759)
	2,461,353	2,485,374
	$5,574,528	$5,451,683

Commitments, contingencies and guarantees [Note 14]
Subsequent events [Note 15]

See accompanying notes to these consolidated financial statements.

Approved by the Board of Directors:

((signed))
Hector J. McFadyen
Director

((signed))
Verne G. Johnson
Director

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended	Three months ended
(thousands of Canadian dollars, except per Trust Unit amounts)	March 31, 2008	March 31, 2007
Revenue
Petroleum, natural gas, and refined product sales	$1,439,752	$1,075,161
Royalty expense	(62,400)	(49,649)
	1,377,352	1,025,512

Expenses
Purchased products for processing and resale	959,992	632,296
Operating	141,345	121,657
Transportation and marketing	11,622	10,155
General and administrative [Note 10]	12,477	10,404
Realized net losses on risk management contracts	36,294	297
Unrealized net losses on risk management contracts	60,858	14,121
Interest and other financing charges on short term debt, net	201	3,627
Interest and other financing charges on long term debt	35,103	40,449
Depletion, depreciation, amortization and accretion	130,925	133,792
Foreign exchange loss (gain)	10,665	(11,260)
Large corporations tax and other tax	50	124
Future income tax recovery	(21,834)	-
	1,377,698	955,662
Net (loss) income for the period	(346)	69,850

Cumulative Translation Adjustment	50,513	(16,140)
Comprehensive income for the period	$50,167	$53,710

Net income per trust unit, basic [Note 7]	$-	$0.55
Net income per trust unit, diluted [Note 7]	$-	$0.55

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF UNITHOLDERS’ EQUITY (UNAUDITED)

		Equity				Accumulated
		Component of				Other
	Unitholders’	Convertible	Contributed	Accumulated	Accumulated	Comprehensive
(thousands of Canadian dollars)	Capital	Debentures	Surplus	Income	Distributions	(Loss) Income
At December 31, 2006	$3,046,876	$36,070	$-	$271,155	$(730,069)	$46,873
Adjustment arising from change in accounting policies	(49)	-	-	1,386	-	-
Issued for cash
February 1, 2007	143,834	-	-	-	-	-
Equity component of convertible debenture issuances
7.25% Debentures Due 2014	-	13,100	-	-	-	-
Convertible debenture conversions
9% Debentures Due 2009	101	-	-	-	-	-
8% Debentures Due 2009	173	(2)	-	-	-	-
6.40% Debentures Due 2012	52	(4)	-	-	-	-
Exercise of unit appreciation rights and other	184	-	-	-	-	-
Issue costs	(7,841)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(16,140)
Net income	-	-	-	69,850	-	-
Distributions and distribution reinvestment plan	43,797	-	-	-	(145,270)	-
At March 31, 2007	$3,227,127	$49,164	$-	$342,391	$(875,339)	$30,733

At December 31, 2007	$3,736,080	$39,537	$-	$246,865	$(1,340,349)	$(196,759)
Convertible debenture conversions
9% Debentures Due 2009	7	-	-	-	-	-
8% Debentures Due 2009	31	-	-	-	-	-
10.5% Debentures Due 2008	13	(3)	-	-	-	-
Redemption of convertible debentures
10.5% Debentures Due 2008 [Note 8]	24,249	(6,433)	6,433	-	-	-
Exercise of unit appreciation rights and other	805	-	-	-	-	-
Issue costs	(14)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	50,513
Net income	-	-	-	(346)	-	-
Distributions and distribution reinvestment plan	35,890	-	-	-	(135,166)	-
At March 31, 2008	$3,797,061	$33,101	$6,433	$246,519	$(1,475,515)	$(146,246)

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended	Three months ended
(thousands of Canadian dollars)	March 31, 2008	March 31, 2007

Cash provided by (used in)
Operating Activities
Net (loss) income for the period	$(346)	$69,850
Items not requiring cash
Depletion, depreciation, amortization and accretion	130,925	133,792
Unrealized foreign exchange loss (gain)	9,866	(10,736)
Non-cash interest expense	1,836	1,892
Amortization of deferred finance charges	675	2,481
Unrealized loss on risk management contracts [Note 12]	60,858	14,121
Future income tax recovery	(21,834)	-
Unit based compensation expense	3,234	2,430
Amortization of office lease premiums and deferred rent expense	3	3
Employee benefit obligation	169	108
Settlement of asset retirement obligations [Note 5]	(2,253)	(2,120)
Change in non-cash working capital	(55,014)	(100,773)
	128,119	111,048

Financing Activities
Issue of Trust Units, net of issue costs	(14)	136,016
Issue of convertible debentures, net of issue costs	-	220,489
Bank borrowings (repayments), net	50,922	(225,371)
Financing costs	-	(273)
Cash distributions	(98,423)	(98,442)
Change in non-cash working capital	67	6,202
	(47,448)	38,621

Investing Activities
Additions to property, plant and equipment	(85,598)	(153,370)
Business acquisitions	-	(30,264)
Property acquisitions (dispositions), net	(185)	(689)
Change in non-cash working capital	5,646	24,003
	(80,137)	(160,320)

Change in cash and cash equivalents	534	(10,651)

Effect of exchange rate changes on cash	(534)	645

Cash and cash equivalents, beginning of period	-	10,006

Cash and cash equivalents, end of period	$-	$-

Interest paid	$24,041	$15,843
Large corporation tax and other tax paid	$50	$124

See accompanying notes to these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Period ended March 31, 2008
(tabular amounts in thousands of Canadian dollars, except Trust Unit, and per Trust Unit amounts)

1.

Significant Accounting Policies

These interim consolidated financial statements of Harvest Energy Trust (the “Trust” or “Harvest”) have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality. These interim consolidated financial statements follow the same significant accounting policies as described and used in the consolidated financial statements of Harvest for the year ended December 31, 2007 which should be read in conjunction with that report.

These consolidated financial statements include the accounts of the Trust, its wholly owned subsidiaries and its proportionate interest in a partnership with a third party.

2.

Change in Accounting Policy

Effective January 1, 2008, Harvest adopted the following new Canadian Institute of Chartered Accountants (“CICA”) accounting standards:

“Financial Instruments – Disclosure”, section 3862 and “Financial Instruments – Presentation”, section 3863. These new standards require increased disclosure on financial instruments, particularly with regard to the nature and extent of risks arising from financial instruments and how the entity manages those risks.

“Capital Disclosures”, section 1535 requires the disclosure of information about an entity’s objectives, policies and processes for managing capital; quantitative data about what the entity regards as capital; whether the entity has complied with any externally imposed capital requirements; and if it has not complied, the consequences of such noncompliance.

“Inventories”, section 3031, which replaces the existing inventories standard. This new standard provides additional guidance with respect to the measurement and disclosure requirements for inventories, requiring inventories to be valued at the lower of cost and net realizable value. The adoption of this section did not have any impact on our financial statements.

3.

Property, Plant and Equipment

	March 31, 2008			December 31, 2007
	Upstream	Downstream	Total	Upstream	Downstream	Total
Cost	$4,327,478	$1,211,860	$5,539,338	$4,247,819	$1,164,310	$5,412,129
Accumulated depletion and depreciation	(1,252,173)	(90,206)	(1,342,379)	(1,142,345)	(72,277)	(1,214,622)
Net book value	$3,075,305	$1,121,654	$4,196,959	$3,105,474	$1,092,033	$4,197,507

General and administrative costs of $3.2 million (2007 – $2.7 million) have been capitalized during the three month period ended March 31, 2008, of which $0.7 million (2007 - $0.5 million) relate to the Trust Unit Incentive Plan and the Unit award incentive plan.

4.

Intangible Assets

	March 31, 2008			December 31, 2007
		Accumulated	Net book		Accumulated	Net book
	Cost	Amortization	value	Cost	Amortization	value
Engineering drawings	$91,358	$6,662	$84,696	$88,227	$5,330	$82,897
Marketing contracts	6,354	1,399	4,955	6,136	1,099	5,037
Customer lists	3,847	561	3,286	3,714	449	3,265
Fair value of office lease	931	484	447	931	428	503
Financing costs	12,113	9,414	2,699	12,113	8,740	3,373
Total	$114,603	$18,520	$96,083	$111,121	$16,046	$95,075

5.

Asset Retirement Obligation

Harvest’s asset retirement obligations result from its net ownership interest in petroleum and natural gas assets including well sites, gathering systems and processing facilities and the estimated costs and timing to reclaim and abandon them. Harvest estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $1,001 million which will be incurred between 2008 and 2057. The majority of the costs will be incurred between 2015 and 2040. A credit-adjusted risk-free discount rate of 8% - 10% and inflation rate of approximately 2% were used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	Three Months ended	Year Ended
	March 31, 2008	December 31, 2007
Balance, beginning of period	$213,529	$202,480
Incurred on acquisition of a private corporation	-	1,629
Incurred on acquisition of Grand	-	4,416
Liabilities incurred	590	9,553
Revision of estimates	(1,230)	(6,088)
Liabilities settled through disposition	-	(3,708)
Liabilities settled	(2,253)	(13,090)
Accretion expense	4,597	18,337
Balance, end of period	$215,233	$213,529

Harvest has undiscounted asset retirement obligations of approximately $14.7 million relating to the refining and marketing assets. The fair value of this obligation cannot be reasonably determined because the assets currently have an indeterminate life.

6.

Convertible Debentures

At March 31, 2008, Harvest had six series of Convertible Unsecured Subordinated Debentures outstanding the details of which have been outlined in Harvest’s Consolidated Financial Statements for the year ended December 31, 2007. The following table summarizes the face value, carrying amount and fair value of the convertible debentures:

	March 31, 2008			December 31, 2007
		Carrying			Carrying
	Face Value	Amount(1)	Fair Value	Face Value	Amount(1)
9%Debentures Due2009	$969	$957	$1,667	$976	$962
8% Debentures Due 2009	1,697	1,666	2,461	1,728	1,692
6.5% Debentures Due 2010	37,062	34,830	36,877	37,062	34,653
10.5% Debentures Due 2008	-	-	-	24,258	24,273
6.40% Debentures Due 2012	174,626	168,598	160,638	174,626	168,325
7.25% Debentures Due 2013	379,256	355,960	354,604	379,256	355,145
7.25% Debentures Due 2014	73,222	66,918	71,025	73,222	66,718
	$666,832	$628,929	$627,272	$691,128	$651,768
(1)Excluding the equity component.

On January 31, 2008, the 10.5% debenture matured and Harvest elected to settle the obligation by issuing 1,166,593 Trust Units rather than settling the obligation in cash.

7.

Unitholders’ Capital

(a)

Authorized

The authorized capital consists of an unlimited number of Trust Units.

(b)

Number of Units Issued

	Three month period ended March 31,
	2008	2007
Outstanding, beginning of period	148,291,170	122,096,172
Issued for cash		6,146,750
February 1, 2007
Convertible debenture conversions
9% Debentures Due 2009	505	7,508
8% Debentures Due 2009	1,928	11,137
10.5% Debentures Due 2008	344	-
6.40% Debentures Due 2012	-	1,086
Redemption of convertible debentures
10.5% Debentures Due 2008	1,166,593	-
Distribution reinvestment plan issuance	1,637,601	1,802,681
Exercise of unit appreciation rights and other	37,583	6,959
Outstanding, end of period	151,135,724	130,072,293

(c)

Per Trust Unit Information

The following tables summarize the net income and Trust Units used in calculating income per Trust Unit:

Net income adjustments	March 31, 2008	March 31, 2007
Net (loss) income, basic	$(346)	$69,850
Interest on convertible debentures and other	-	77
Net income, diluted(1)	$(346)	69,927
Weighted average Trust Units adjustments	March 31, 2008	March 31, 2007
Number of Units
Weighted average Trust Units outstanding, basic	149,899,484	126,987,698
Effect of convertible debentures and other	-	220,870
Effect of Employee Unit Incentive Plans	-	253,032
Weighted average Trust Units outstanding, diluted(2)	149,899,484	127,461,600
(1)	Net income, diluted excludes the impact of the conversions of certain of the convertible debentures of $13,264,000 for the three month period ended March 31, 2008 (three month period ended March 31, 2007 - $15,017,000), as the impact would be anti-dilutive.
(2)	Weighted average Trust Units outstanding, diluted for the three month period ended March 31, 2008 does not include the unit impact of 20,031,150 for certain of the convertible debentures (three month period ended March 31, 2007 – 23,258,373) and 121,294 (three month period ended March 31, 2007 – nil) for the Employee Unit Incentive Plans, as the impact would be anti-dilutive.

8.

Contributed Surplus

Contributed surplus of $6.4 million has been recorded during the three month period ended March 31, 2008 due to the maturity of the 10.5% Debentures Due 2008 and the resulting expiration of the conversion option which was previously recorded in equity component of convertible debentures.

9.

Capital Structure

Harvest’s primary objective in its management of capital resources is to ensure sufficient financial flexibility to access capital to fund its financial obligations as well as to fund future growth. Harvest considers its capital structure to comprise its credit facilities, 7 7/8% Senior Notes, convertible debentures and unitholders’ equity.

Harvest monitors its capital structure using the following non-GAAP financial ratios: bank debt to Twelve Month Trailing Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”), secured debt to net present value of our proved petroleum and natural gas reverses discounted at 10% and total debt to total debt plus unitholders’ equity. Total debt includes borrowings under credit facilities plus our 7 7/8% Senior Notes and principal amount of convertible debentures and Unitholders’ equity is adjusted to remove the equity component of convertible debentures.

Harvest’s capital management strategy with regards to our bank debt is to maintain a bank debt to EBITDA ratio between 1.0 and 2.5 times. This ratio is calculated as follows:

	March 31, 2008	December 31, 2007
Cash provided by operating activities	$658,384	$641,313
Settlement of asset retirement obligations	13,223	13,090
Change in non-cash working capital	(28,375)	17,384
Interest paid	138,830	145,740
Large Corporations Tax and other taxes paid	(1,048)	(974)
Total EBITDA	$781,014	$816,553
Bank debt	$1,330,423	$1,279,501
Bank debt to EBITDA	1.70	1.57

With respect to its senior debt, Harvest’s strategy is to target a ratio of secured debt to 65% of the net present value of its proved petroleum and natural gas reserves discounted at 10% (as determined on an annual basis) of less than 0.9 times. This is calculated as follows:

	March 31, 2008	December 31, 2007
Secured debt (borrowings under Credit Facilities)	$ 1,330,423	$ 1,279,501

Proved petroleum and natural gas reserves (January 1, 2008 Net Present Value discounted at 10%)	$ 2,865,200	$ 2,865,200
65% of Proved petroleum and natural gas reserves	$ 1,862,380	$ 1,862,380
Secured debt to 65% of proved petroleum and natural gas reserves	0.71	0.69

Harvest targets its total debt to total debt plus unitholders’ equity to be a ratio between 0.25 and 0.55 times calculated as follows:

	March 31, 2008	December 31, 2007
Bank debt	$ 1,330,423	$ 1,279,501
7 7/8% Senior Notes	250,099	241,148
Principal amount of convertible debentures	666,832	691,128
Total Debt	2,247,354	2,211,777
Unitholders’ equity (less equity component of convertible debentures )	2,428,252	2,445,837
Total debt plus unitholders’ equity	$ 4,675,606	$ 4,657,614
Total debt to total debt plus unitholders’ equity	0.48	0.47

Harvest’s capital structure is limited by a covenant in its Convertible Debenture Indenture which currently restricts the issuance of additional convertible debentures to approximately $200 million. In addition, although Harvest’s Trust Unit Indenture provides for the issuance of an unlimited number of Trust Units, the “normal growth guidelines” contained in Bill C-52 issued by the Government of Canada limits the future issuance of convertible debentures and Trust Units at March 31, 2008 to approximately $550 million in each of 2008, 2009 and 2010 with any unused normal growth available for use prior to 2011. Harvest is also entitled to issue approximately $590 million to replace debt held by the Trust on October 31, 2006.

Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting its objectives as outlined above. Accordingly, Harvest may adjust its capital spending programs, adjust the amount of distributions paid to Unitholders, issue new Trust Units, convertible debentures or senior notes or repay existing debt. Harvest’s capital management targets have remained unchanged during the three month period ended March 31, 2008.

10.

Employee Unit Incentive Plans

Trust Unit Rights Incentive Plan

As at March 31, 2008, a total of 5,306,980 (3,823,683 – December 31, 2007) Unit Appreciation Rights were outstanding under the Trust Unit Rights Incentive Plan at an average exercise price of $24.36 ($25.74 – December 31, 2007).

The following summarizes the Trust Units reserved for issuance under the Trust Unit Incentive Plan:

	Three months ended March 31, 2008		Year ended December 31, 2007
	Unit	Weighted	Unit	Weighted
	Appreciation	Average Exercise	Appreciation	Average Exercise
	Rights	Price	Rights	Price
Outstanding beginning of period	3,823,683	$30.74	3,788,125	$30.81
Granted	1,679,722	23.61	576,383	29.03
Exercised	(36,875)	25.47	(92,775)	21.88
Forfeited	(159,550)	29.97	(448,050)	31.10
Outstanding before exercise price reductions	5,306,980	28.54	3,823,683	30.74
Exercise price reductions	-	(4.18)	-	(5.00)
Outstanding, end of period	5,306,980	24.36	3,823,683	$25.74
Exercisable before exercise price reductions	509,650	$25.33	138,350	$22.72
Exercise price reductions	-	(6.45)	-	(9.38)
Exercisable, end of period	509,650	$18.88	138,350	$13.34

The following table summarizes information about Unit appreciation rights outstanding at March 31, 2008.

		Outstanding			Exercisable
			Weighted			Weighted
			Average			Average
Exercise Price	Exercise Price		Exercise Price	Remaining		Exercise Price
before price	net of price	At March 31,	net of price	Contractual	At March 31,	net of price
reductions	reductions	2008	reductions(1)	Life (1)	2008	reductions(1)
$13.15-$14.99	$1.38-$4.31	22,750	$3.52	1.1	22,750	$3.52
$18.90-$25.30	$8.30-$25.06	1,828,847	22.44	4.7	116,700	14.75
$26.09-$28.41	$21.10-$26.53	1,579,150	21.40	3.8	362,600	21.14
$28.59-$37.56	$20.18-$31.87	1,876,233	28.99	3.2	7,600	20.26
$13.15-$37.56	$1.38-$31.87	5,306,980	$24.36	3.9	509,650	$18.88
(1) Based on weighted average Unit appreciation rights outstanding.

Unit Award Incentive Plan(“Unit Award Plan”)

At March 31, 2008, 391,683 Units were outstanding under the Unit Award Incentive Plan.

The following table summarizes the Trust Units reserved for issuance under the Unit Award Incentive Plan.

Number	March 31, 2008	December 31, 2007
Outstanding, beginning of period	348,248	306,699
Granted	91,751	56,132
Adjusted for distributions	12,685	48,280
Exercised	(54,746)	(37,072)
Forfeitures	(6,255)	(25,791)
Outstanding, end of period	391,683	348,248
Exercisable, end of period	179,737	168,401

Harvest has recognized compensation expense of $3.6 million for the three month period ended March 31, 2008 ($2.9 million - three month period ended March 31, 2007), including non cash compensation expense of $3.1 million for the three month period ended March 31, 2008 ($2.4 million - three month period ended March 31, 2007), related to the Trust Unit Incentive Plan and the Unit Award Plan and this is reflected in general and administrative expense in the consolidated statements of income.

11.

Employee Future Benefit Plans

Defined Contribution Pension Plan

Total expense for the defined contribution plan is equal to Harvest’s required contributions and was $0.2 million for the three month period ended March 31, 2008 (three month period ended March 31, 2007 - $0.2 million)

Defined Benefit Plans
Estimated pension and other benefit payments to plan participants, which reflect expected future service, expected to be paid from 2008 to 2017 are summarized in the commitment table [see Note 14].

The table below shows the components of the net benefit plan expense:

	Three month period ended March 31, 2008		Three month period ended March 31, 2007
	Pension Plans	Other Benefit Plans	Pension Plans	Other Benefit Plans
Current service cost	$839	$92	$761	$92
Interest costs	667	87	593	79
Expected return on assets	(698)	-	(666)	-
Amortization of net actuarial losses	-	-	-	-
Net benefit plan expense	$808	$179	$688	$171

12.

Financial Instruments and risk management contracts

Financial instruments of Harvest consist of cash, accounts receivable, long-term receivables, accounts payable and accrued liabilities, cash distribution payable, bank loan, risk management contracts, convertible debentures and the 7 7/8% Senior Notes. The carrying value and fair value of these financial instruments at March 31, 2008 is disclosed below by financial instrument category, as well as any related gains or losses and interest income or expense for the three month period ended March 31, 2008:

				Interest	Other
	Carrying		Gains/	Income/	Income/
	Value	Fair Value	(Losses)	(Expense)	(Expense)
Loans and Receivables
Accounts receivable	$311,029	$311,029	$-	$43 (2)	$-
Liabilities Held for Trading
Net fair value of risk management contracts	210,532	210,532	(97,152) (3)	-	-
Other Liabilities
Accounts payable	335,172	335,172	-	-	-
Cash distribution payable	45,340	45,340	-	-	-
Bank loan	1,330,423	1,330,423	-	(16,060) (4)	(675) (4)
7 7/8% Senior Notes	250,099 (1)	236,376	-	(5,306) (5)	-
Convertible debentures	$628,929	$627,272	$-	$(13,263) (5)	$-
(1) The face value of the 7 7/8% Senior Notes at March 31, 2008 is $256.6 million (U.S. $250 million).
(2) Included in petroleum, natural gas, and refined product sales in the statement of income and comprehensive income.
(3) Included in risk management contracts - realized and unrealized gains/(losses) in the statement of income and comprehensive income.

(4)

Included in interest and other financing charges on short term/long term debt in the statement of income and comprehensive income. The amortization of financing fees related to this liability is included in Amortization of deferred finance charges in the statement of cash flows.

(5)

Included in Interest and other financing charges on short term/long term debt in the statement of income and comprehensive income. The non-cash interest expense relating to the accretion of premiums, discounts or transaction costs that are netted against these liabilities are included in non-cash interest in the statement of cash flows.

The fair values of the convertible debentures and the 7 7/8% Senior Notes are based on quoted market prices as at March 31, 2008. The risk management contracts are recorded on the balance sheet at their fair value, accordingly, there is no difference between fair value and carrying value. The bank loan is recorded at amortized cost, but as there are no transaction costs associated with our bank debt and the financing costs are included in intangible assets, there is no difference between the carrying value and the fair value. Due to the short term nature of accounts receivable, accounts payable and cash distribution payable, their carrying values approximate their fair values.

(a)

Risk Exposure

Harvest is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. Harvest is also exposed, to a lesser extent, to credit risk on accounts receivable and counterparties to price risk management contracts and to liquidity risk relating to our debt.

(i.)

Credit Risk

Upstream Accounts Receivable

Accounts receivable in our upstream operations are due from crude oil and natural gas purchasers as well as joint venture partners. These balances are due from companies in the petroleum and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer base, which includes a significant number of companies engaged in joint operations with Harvest. Harvest periodically assesses the financial strength of its crude oil and natural gas purchasers and will adjust its marketing plan to mitigate credit risks. This assessment involves a review of external credit ratings; however, if external ratings are not available, Harvest requests a guarantee from the parent company that does have a credit rating. If this is not possible, Harvest performs an internal credit review based on the purchaser’s past financial performance. The credit risk associated with joint venture partners is mitigated by reviewing the credit history of partners and requiring some partners to provide cash prior to incurring significant capital costs on their behalf. As well, most agreements have a provision that enables us to use the proceeds from the sale of production that would otherwise be taken in kind by the partner to offset against amounts owing from the partner that are in default. Generally, the only instances of impairment are when a purchaser or partner is facing bankruptcy or extreme financial distress.

Risk Management Contract Counterparties

Harvest is also exposed to credit risk from the counterparties to our risk management contracts. This risk is managed by diversifying Harvest’s risk management portfolio among a number of counterparties and limiting those counterparties to lenders in our syndicated credit facilities; we have no history of impairment with these counterparties.

Downstream Accounts Receivable

The Supply and Offtake Agreement entered into in conjunction with the purchase of the refinery exposed Harvest to the credit risk of Vitol Refining S.A. (“Vitol”) as all feedstock purchases and the majority of product sales are made with Vitol under this agreement. Harvest mitigates this risk by requiring that Vitol maintain a minimum B+ credit rating as assessed by Standard and Poors. If the credit rating falls below this line, additional security is required to be supplied to Harvest. This credit risk is also mitigated by the amounts owing to Vitol for feedstock purchases that are offset against amounts receivable from Vitol for product sales with the balance being net settled. Harvest is in a net payable position with Vitol at March 31, 2008 and accordingly the outstanding balance is included in current trade accounts payable in the liability liquidity table below.

Harvest’s policy is to manage its credit risk by dealing with only financially sound customers, based on an evaluation of the customer’s financial condition. At March 31, 2008, Harvest had an accounts receivable balance with one customer of approximately $21 million resulting from the sale of refined product, representing approximately 20% of total downstream accounts receivable. This customer is an integrated multinational oil and gas company and the credit risk associated with this balance is low.

Our maximum exposure to credit risk relating to the above classes of financial assets at March 31, 2008 is the carrying value of accounts receivable. The table below provides an analysis of our current financial assets and the age of our past due but not impaired financial assets by type of credit risk.

Current AR			Overdue AR
			> 30 days,	> 60 days,
		< 30 days	< 60 days	< 90 days	> 90 days
Upstream Accounts
Receivable	$158,564	$4,231	$957	$2,361	$29,805
Risk Management
Contract Counterparties	1,632	-	-	-	-
Downstream Accounts
Receivable	89,886	18,344	1,059	548	3,642
Total	$250,082	$22,575	$2,016	$2,909	$33,447

(ii.)

Liquidity Risk

Harvest is exposed to liquidity risk due to our borrowings under our credit facilities and 7 7/8% Senior Notes with repayment requirements. This risk is mitigated by managing the maturity dates on our obligations, complying with covenants and managing our cash flow by entering into price risk management contracts. Additionally, when we enter into price risk management contracts we select counterparties that are also lenders in our syndicated credit facility, using the security provided in our credit agreement to extend to our risk management contracts eliminating the requirement for margin calls and the pledging of collateral.

The following table provides an analysis of our financial liability maturities based on the remaining terms of our liabilities as at March 31, 2008 and includes the related interest charges:

		>1 year	>4 years
	<1 year	<3 years	<5 years	>5 years	Total
Trade accounts payable	$335,172	$-	$-	$-	$335,172
Distributions payable	45,340	-	-	-	45,340
Settlements of risk management contracts(1)	186,081	24,275	-	-	210,356
Bank loan and interest	43,384	1,407,147	-	-	1,450,531
Convertible debentures interest(2)	35,023	92,910	86,063	26,643	240,639
Senior notes and interest	15,185	40,418	272,516	-	328,119
Pension contributions	857	3,631	5,301	21,285	31,074
Asset retirement obligations	22,364	17,350	27,437	933,489	1,000,640
Total	$ 683,406	$1,585,731	$ 391,317	$ 981,417	$3,641,871

(1)

This value is determined using the relevant forward prices as of March 31, 2008. Additionally, only those contracts that are currently in a deficiency position are presented herein and the offsetting effect of contracts that are in an asset position is not reflected.

(2)

Convertible debentures are typically converted into Trust Units prior to maturity or are redeemed for Trust Units at maturity by Harvest; therefore, only the interest portion is represented in the table above.

(iii.)

Market Risks and Sensitivity Analysis
Harvest is exposed to three types of market risks: interest rate risk, foreign currency exchange rate risk and commodity price risk. How these risks arise, how they are managed and how Harvest’s net income and other comprehensive income could be affected by changes in the underlying risk variables are presented below.

We have performed sensitivity analysis on the three types of risks identified, assuming that the volatility of the risks over the next quarter will be similar to that experienced in the past year. Harvest has determined that a reasonably possible price or rate variance over the next reporting period for a given risk variable can be estimated by calculating two standard deviations for each three month period in the last year for the relevant daily price/rate settings and using an average of the standard deviation as a reasonable estimate of the expected variance. This variance is then applied to the relevant period end rate or price to determine a reasonable percentage increase and decrease in the risk variable which can then be applied to the outstanding risk exposure at period end. Using 12 months of data, we factor in the seasonality of our business and the price volatility therein. At this time, we have not adjusted the data for any unusual or extreme situations but should one arise, the data would be adjusted accordingly.

Interest rate risk

Harvest is exposed to interest rate risk on its bank borrowings as interest rates are determined in relation to floating market rates plus an incremental charge based on secured debt to EBITDA. Harvest’s convertible debentures and 7 7/8% Senior Notes have fixed interest rates and therefore do not have any additional interest rate risk. Harvest manages its interest rate risk by targeting appropriate levels of debt relative to its expected cash flow from operations.

At March 31, 2008, if interest rates had decreased by 10% with all other variables held constant, after-tax net income for the period would have been $2.9 million higher, as a result of lower interest expense on variable rate borrowings. If interest rates had increased by 10%, with all other variables held constant, the after-tax net income would have been $0.7 million higher. This unexpected increase in net income despite an increase in the period end interest rate results from the decrease in the Prime lending rate that occurred late in the first three months of 2008, resulting in a forward interest rate that is less than Harvest’s effective interest rate throughout the period.

Foreign currency exchange rate risk

Harvest is exposed to the risk of changes in the U.S. dollar exchange rate on its U.S. dollar denominated revenues as well as Canadian dollar revenues that are based on a U.S. dollar commodity price. In addition, Harvest’s 7 7/8% Senior Notes are denominated in U.S. dollars (U.S.$250 million) and interest on these notes is payable semiannually in U.S. dollars and accordingly the principal and any interest payable at the balance sheet date are also subject to currency exchange rate risk. Harvest is also exposed to currency exchange rate risk on its net investment in a self sustaining subsidiary that uses a U.S. dollar functional currency. Harvest manages these exchange rate risks by occasionally entering into fixed rate currency exchange contracts on future U.S. dollar payments and U.S. dollar sales.

At March 31, 2008, if the U.S. dollar strengthened or weakened by 5% relative to the Canadian dollar, the impact on net income and other comprehensive income due to the translation of monetary financial instruments would be as follows:

	Impact on
	Net Income	Other Comprehensive Income
U.S. Dollar Exchange Rate - 5% increase	$(12,959)	$(7,813)
U.S. Dollar Exchange Rate - 5% decrease	$12,959	$7,813

As mentioned above, Harvest’s wholly owned subsidiary North Atlantic Refining LP operates with a U.S. dollar functional currency which gives rise to currency exchange rate risk on North Atlantic’s Canadian dollar denominated monetary assets and liabilities, such as Canadian dollar bank accounts and accounts receivable and payable, as follows:

	Impact on
	Net Income	Other Comprehensive Income
Canadian Dollar Exchange Rate - 5% increase	$(5,402)	$-
Canadian Dollar Exchange Rate - 5% decrease	$5,402	$-

Commodity Price Risk

Harvest uses price risk management contracts to manage a portion of its crude oil, natural gas and refined product sales price exposure and power costs. As many of these contracts are denominated in U.S. dollars, we also enter into fixed rate currency exchange contracts. These contracts are recorded on the balance sheet at their fair value as of the balance sheet date, with changes from the prior period’s fair value recorded in net income for the period. These fair values are generally determined as the difference between the stated fixed price of the contract and an expected future price of the underlying asset. Variances in expected future prices expose us to commodity price risk as changes will result in a gain or loss that we will realize on settlement of these contracts. This risk is mitigated by continuously monitoring the effectiveness of these contracts.

If the following changes in expected forward prices were applied to the fair value of risk management contracts in place at March 31, 2008, net income would be impacted as follows:

		Impact on NI
Contract	% Change	Due to % increase	Due to % decrease
Heating Oil NYMEX	10%	$(66,865)	$66,865
Heating Oil NYMEX - Crack	15%	(5,386)	5,386
RBOB Gasoline NYMEX – Crack	50%	(2,754)	2,754
#6 (1%) HFO Platts	10%	(28,120)	28,120
#6 (1%) HFO Platts – Crack	20%	2,823	(2,823)
West Texas Intermediate	10%	(13,724)	13,724
Alberta Power Pool	40%	7,956	(7,956)
Currency Forwards	5%	(3,607)	3,283
Total		$(109,677)	$109,353

(b)

Fair Values

At March 31, 2008, the net fair value deficiency reflected on the balance sheet for all the risk management contracts outstanding at that date was approximately $210.5 million ($16.0 million – March 31, 2007), which was included in the balance sheet as follows: fair value of risk management contracts (current assets) $19.6 million, fair value deficiency of risk management contracts (current liabilities) $165.2 million and fair value deficiency of risk management contracts $65.0 million.

The following is a summary of Harvest’s risk management contracts outstanding, along with their fair value at March 31, 2008:

Quantity	Type of Contract	Term	Average Price	Fair value

Crude Oil Price Risk Management
10,000 bbl/d	WTI Participating swap	Apr. 08 – Jun. 08	US$60.00(b)	(13,629)
6,000 bbl/d	WTI 3-way contract	Jul. 08 – Dec. 08	US$62.00 - $87.53 ($72.00)(c)	(15,862)
				$(29,491)

Refined Product Price Risk Management
10,000 bbl/d	NYMEX heating oil 3-way contract	Apr. 08 – Dec. 08	US$60.90 - $93.31 ($81.06)(e)(k)	$(78,907)
6,000 bbl/d	Platt’s fuel oil 3-way contract	Apr. 08 – Dec. 08	US$43.00 - $63.21 ($51.67)(f)	(19,579)
2,000 bbl/d	NYMEX heating oil collar	Apr. 08 – Dec. 08	US$79.80 - $91.35(g) (k)	(16,779)
2,000 bbl/d	Platt’s fuel oil collar	Apr. 08 – Dec. 08	US$51.00 - $58.68(h)	(8,869)
12,000 bbl/d	NYMEX heating oil 3-way contract	Jan. 09 – Jun. 09	US$72.59 - $98.73 ($86.52)(i) (k)	(47,398)
8,000 bbl/d	Platt’s fuel oil 3-way contract	Jan. 09 – Jun. 09	US$49.75 - $65.89 ($57.38)(j)	(17,622)
				$(189,154)

Natural Gas Price Risk Management
276 GJ/d	Fixed price – natural gas contract	Apr. 08 – Dec. 08	Cdn$4.16(d)	$(330)

Electricity Price Risk Management
35 MWh	Electricity price swap contracts	Apr. 08 – Dec. 08	Cdn $56.69	$6,795

Refined Product Crack Spread Risk Management
2,000 bbl/d	Platt’s fuel oil crack swap	Apr. 08 – Dec. 08	US($16.50)	$4,944
6,000 bbl/d	NYMEX heating oil crack swap	Apr. 08 – Dec. 08	US$14.63	(11,204)
6,000 bbl/d	NYMEX RBOB crack swap	Jul. 08 – Dec. 08	US$10.00	5,262
				$(998)

Foreign Currency Exchange Rate Risk Management
$8,333,333/month	U.S./Cdn dollar exchange rate swap	Apr. 08 – Jun. 08	1.1099 Cdn/US	2,311
$10,000,000/month	U.S./Cdn dollar collar	Apr. 08 – Dec. 08	1.000 Cdn/US- 1.055 Cdn/US(a)	335
				$2,646
Total net fair value deficiency of risk management contracts				$(210,532)

(a)

If the market price is below $1.000, price received is $1.000; if the market price is between $1.000 and the ceiling of $1.055, the price received is market price; if the market price is over the ceiling of $1.055, price received is the stated ceiling price.

(b)	This is the average price of the price floors. Harvest realizes this price plus 67-79%, or an average of 73%, of the difference between spot price and the given floor price.
(c)

If the market price is below $62.00, price received is market price plus $10.00; if the market price is between $62.00 and $72.00, the price received is $72.00; if the market price is between $72.00 and the ceiling of $87.53, the price received is market price; if the market price is over the ceiling of $87.53, price received is $87.53.

(d)	This contract contains an annual escalation factor such that the fixed price is adjusted each year.
(e)

If the market price is below $60.90, price received is market price plus $20.16; if the market price is between $60.90 and $81.06, the price received is $81.06; if the market price is between $81.06 and the ceiling of $93.31, the price received is market price; if the market price is over the ceiling of $93.31, price received is $93.31.

(f)

If the market price is below $43.00, price received is market price plus $8.67; if the market price is between $43.00 and $51.67, the price received is $51.67; if the market price is between $51.67 and the ceiling of $63.21, the price received is market price; if the market price is over the ceiling of $63.21, price received is $63.21.

(g)

If the market price is below $79.80, price received is $79.80; if the market price is between $79.80 and $91.35, the price received is market price;if the market price is over the ceiling of $91.35, price received is $91.35.

(h)

If the market price is below $51.00, price received is $51.00; if the market price is between $51.00 and the ceiling of $58.68, the price received is market price; if the market price is over the ceiling of $58.68, price received is $58.68.

(i)

If the market price is below the floor price of $72.59, price received is market price plus $13.93; if the market price is between the floor price of $72.59 and $86.52, the price received is $86.52; if the market price is between $86.52 and the ceiling of $98.73, the price received is market price; if the market price is over the ceiling of $98.73, price received is $98.73.

(j)

If the market price is below the floor of $49.75, price received is market price plus $7.63; if the market price is between the floor price of $49.75 and $57.38, the price received is $57.38; if the market price is between $57.38 and the ceiling of $65.89, the price received is market price; if the market price is over the ceiling of $65.89, price received is $65.89.

(k)	Heating oil contracts are contracted in U.S. dollars per U.S. gallon and are presented in this table in U.S. dollars per barrel for comparative purposes (1 barrel equals 42 U.S. gallons).

For the three month period ended March 31, 2008, the total unrealized loss on risk management contracts recognized in the consolidated statement of income and comprehensive income was $60.9 million (three month period ended March 31, 2007 - $14.1 million), which represents the change in fair value of financial assets and liabilities classified as held for trading. The realized gains and losses on all risk management contracts are included in the period in which they are incurred.

13.

Segment Information

Harvest operates in Canada and has two reportable operating segments, Upstream and Downstream. Harvest’s upstream operations consist of development, production and subsequent sale of petroleum, natural gas and natural gas liquids, while its downstream operations include the purchase of crude oil, the refining of crude oil, the sale of the refined products including a network of retail operations and the supply of refined products to commercial and wholesale customers.

	Downstream(1)		Upstream(1)		Total
	Three months ended March 31,		Three months ended March 31,		Three months ended March 31,
	2008	2007	2008	2007	2008	2007
Results of Continuing Operations
Revenue(2)	$1,062,419	$784,045	$377,333	$291,116	$1,439,752	$1,075,161
Royalties	-	-	(62,400)	(49,649)	(62,400)	(49,649)
Less:
Purchased products for resale and processing	959,992	632,296	-	-	959,992	632,296
Operating	69,022	49,361	72,323	72,296	141,345	121,657
Transportation and marketing	8,597	7,343	3,025	2,812	11,622	10,155
General and administrative	568	300	11,909	10,104	12,477	10,404
Depletion, depreciation, amortization and accretion	16,500	19,389	114,425	114,403	130,925	133,792
	$7,740	$75,356	$113,251	$41,852	120,991	117,208

Realized net losses on risk management contracts					(36,294)	(297)
Unrealized net losses on risk management contracts					(60,858)	(14,121)
Interest and other financing charges on short term debt, net					(201)	(3,627)
Interest and other financing charges on long term debt					(35,103)	(40,449)
Foreign exchange gain (loss)					(10,665)	11,260
Large corporations tax and other tax					(50)	(124)
Future income tax					21,834	-
Net (loss) income					$(346)	$69,850

Total Assets(3)	$1,592,586	$1,729,069	$3,962,295	$4,053,682	$5,574,528	$5,800,346

Capital Expenditures
Development and other activity	$6,027	$4,883	$ 79,571	$148,487	$85,598	$153,370
Business acquisitions	-	-	-	30,264	-	30,264
Property acquisitions (dispositions), net	-	-	185	689	185	689
Total expenditures	$6,027	$4,883	$79,756	$179,440	$85,783	$184,323

Property, plant and equipment
Cost	$1,211,860	$1,306,618	$4,327,478	$3,981,413	$5,539,338	$5,288,031
Less: Accumulated depletion and depreciation	(90,206)	(31,942)	(1,252,173)	(816,497)	(1,342,379)	(848,439)
Net book value	$1,121,654	$1,274,676	$3,075,305	$3,164,916	$4,196,959	$4,439,592

Goodwill
Beginning of period	$175,984	$209,930	$676,794	$656,248	$852,778	$866,178
Addition (reduction) to goodwill	6,249	(1,946)	-	-	6,249	(1,946)
End of period	$182,233	$207,984	$676,794	$656,248	$859,027	$864,232
(1)	Accounting policies for operating segments are the same as those described in the Significant Accounting Policies
(2)	Of the total downstream revenue for the three month period ended March 31, 2008, $800.9 million is from one customer (three month period ended March 31, 2007 - $733.6 million). No other single customer within either division represents greater than 10% of Harvest’s total revenue.
(3)	Total Assets on a consolidated basis as at March 31, 2008 includes $19.6 million (2007 - $17.6 million) relating to the fair value of risk management contracts.
(4)	There is no intersegment activity.

14.

Commitments, Contingencies and Guarantees

From time to time, Harvest is involved in litigation or has claims brought against it in the normal course of business operations. Management of Harvest is not currently aware of any claims or actions that would materially affect Harvest’s reported financial position or results from operations. In the normal course of operations, management may also enter into certain types of contracts that require Harvest to indemnify parties against possible third party claims, particularly when these contracts relate to purchase and sale agreements. The terms of such contracts vary and generally a maximum is not explicitly stated; as such the overall maximum amount of the obligations cannot be reasonably estimated. Management does not believe payments, if any, related to such contracts would have a material effect on Harvest’s reported financial position or results from operations.

The following are the significant commitments and contingencies at March 31, 2008:

(a)

North Atlantic has a Supply and Offtake Agreement with Vitol Refining S.A. This agreement provides that the ownership of substantially all crude oil feedstock and refined product inventory at the refinery be retained by Vitol Refining S.A. and that for a minimum period of up to two years Vitol Refining S.A. will be granted the right and obligation to provide crude oil feedstock for delivery to the refinery, as well as the right and obligation to purchase substantially all refined products produced by the refinery. As such, at March 31, 2008, North Atlantic had commitments totaling approximately $798.2 million ($798.5 million – March 31, 2007) in respect of future crude oil feedstock purchases and related transportation from Vitol Refining S.A.

(b)

In January 2008 Vitol entered into a six month term contract with Iraq’s State Oil Marketing Organization (“SOMO”) for 33,000 bbl/day of Basrah crude oil at market prices on behalf of Harvest per the Supply and Offtake Agreement. Approximately two thirds of this commitment has either already been delivered or is scheduled for delivery and is included in the total feedstock commitment disclosed below. The remaining 2.0 million barrels was scheduled for delivery subsequent to March 31, 2008 and is included in the $377.7 million disclosed in Note 15.

The following is a summary of Harvest’s contractual obligations and commitments as at March 31, 2008:

	Payments Due by Period
	2008	2009	2010	2011	2012	Thereafter	Total
Debt repayments (1)	$-	$-	$1,330,423	$256,625	$-	$-	$1,587,048
Capital commitments(2)	35,123	4,450	-	-	-	-	39,573
Operating leases(3)	5,564	6,699	5,929	5,403	1,867	248	25,710
Pension contributions(4)	857	1,583	2,048	2,454	2,847	21,285	31,074
Transportation agreements(5)	2,197	1,864	1,473	770	500	47	6,851
Feedstock commitments(6)	798,188	-	-	-	-	798,188
Contractual obligations	$841,929	$14,596	$1,339,873	$265,252	$5,214	$21,580	$2,488,444
(1)	Assumes that the outstanding convertible debentures either convert at the holders’ option for Units or are redeemed for Units at Harvest’s option.
(2)	Relating to drilling contracts, AFE commitments, equipment rental contracts and environmental capital projects.
(3)	Relating to building and automobile leases.
(4)	Relating to expected contributions for employee benefit plans [see Note 11].
(5)	Relating to oil and natural gas pipeline transportation agreements.
(6)	Relating to crude oil feedstock purchases and related transportation costs [see Note 14 (a) above].

15.

Subsequent Events

Subsequent to March 31, 2008, Harvest declared a distribution of $0.30 per unit for Unitholders of record on May 15, 2008, June 16, 2008, and July 15, 2008.

Between April 1, 2008 and May 8, 2008, an additional $377.7 million was committed to the purchase of feedstock inventory under the Supply and Offtake Agreement held with Vitol Refining S.A. [see table in Note 14].

On April 25, 2008, Harvest issued $250 million principle amount of convertible debentures for total net proceeds from the issue of $239.5 million.

16.

Related Party Transactions

During the three month period ended March 31, 2008, in the normal course of operations, Vitol Refining S.A. purchased $67.8 million of Russian crude oil through the Supply and Offtake Agreement at fair market value for processing, which has been sourced from a private corporation of which a director of Harvest is also a director and holds a minority ownership interest. As at March 31, 2008, $1.7 million related to these transactions is included in accounts payable and accrued liabilities and $4.1 million is included in feedstock commitments for the purchase of Russian crude oil [See Note 14]. None of the $377.7 million committed to the purchase of feedstock inventory under the Supply and Offtake Agreement held with Vitol Refining S.A. between April 1, 2008 and May 8, 2008 [see Note 15] was purchased from this private corporation. During the three month period ended March 31, 2007, there were no related party transactions.

17.

Comparatives

Certain comparative figures have been reclassified to conform to the current period’s presentation.